UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission file number: 001-41598

LAKESHORE BIOPHARMA CO., LTD

(Exact name of registrant as specified in its charter)

Building No. 2, 38 Yongda Road

Daxing Biomedical Industry Park

Daxing District, Beijing, PRC

Tel: 010-89202086

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Resignation of Ms. Chunyuan Wu (Brenda)

Ms. Chunyuan Wu (Brenda) has resigned from the board of directors (the “Board”) and from her position as the chief financial officer (“CFO”) of LakeShore Biopharma Co., Ltd (the “Company”), effective on June 14, 2024. Ms. Wu has advised the Company that her resignation was due to personal reasons and not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company. Following her resignation, the Board appointed Ms. Rachel Yu, a director of the Company, as the interim CFO while the Company searches for a permanent successor as CFO.

Resignation of Mr. Zengjun Xu

Mr. Zengjun Xu has resigned as a director of the Company, effective on June 14, 2024. Mr. Xu has advised that his resignation was due to personal reasons and not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

The Company fully appreciates Ms. Wu and Mr. Xu’s service to the Company and the Board. Following such resignation, the Board is now comprised of six members, including: (1) Mr. Dave Chenn, (2) Dr. Hui Shao (David), (3) Ms. Rachel Yu, (4) Mr. Adam Zhao, (5) Mr. Thomas Xue, and (6) Mr. Chunyang Shao.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LakeShore Biopharma Co., Ltd

By:	/s/ Hui Shao
Name:	Hui Shao
Title:	Director and Co-Chief Executive Officer

Date: June 18, 2024

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